UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Francis W. Costello

Holland & Knight LLP

633 West Fifth Street, 21st Floor

Los Angeles, California 90071

(213) 896-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Aruze USA, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

AF (Funds for the acquisition of the Issuer securities were provided by Aruze Corp., the corporate parent of Aruze USA, Inc.)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Nevada, United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power:

—0—
8. Shared Voting Power:

49,098,444 (1)(2)
9. Sole Dispositive Power:

—0—
10. Shared Dispositive Power:

49,098,444 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

49,098,444 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

48.4%(3)
14.	Type of Reporting Person:

CO

(1)	Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.
(2)	Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the “Stockholders Agreement”), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust (“Baron”) and Aruze USA, Inc., and as amended by an Amendment to Stockholders Agreement, dated as of November 8, 2006 (the “Amendment”), by and between Mr. Wynn and Aruze USA, Inc.
(3)	The aggregate percentage of the outstanding Common Stock of the Issuer that the Reporting Person beneficially owns is approximately 48.4%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, as amended, the Reporting Person directly beneficially owns approximately 24.2% of the outstanding Common Stock of the Issuer. (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Aruze Corp. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Japan

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power:

—0—
8. Shared Voting Power:

49,098,444 (1)(2)
9. Sole Dispositive Power:

—0—
10. Shared Dispositive Power:

49,098,444 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

49,098,444 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

48.4% (3)
14.	Type of Reporting Person:

CO

(1)	Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.
(2)	Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the “Stockholders Agreement”), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust (“Baron”) and Aruze USA, Inc., and as amended by an Amendment to Stockholders Agreement, dated as of November 8, 2006 (the “Amendment”), by and between Mr. Wynn and Aruze USA, Inc.
(3)	The aggregate percentage of the outstanding Common Stock of the Issuer that the Reporting Person beneficially owns is approximately 48.4%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, as amended, the Reporting Person directly beneficially owns approximately 24.2% of the outstanding Common Stock of the Issuer. (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kazuo Okada (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Japan

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power:

—0—
8. Shared Voting Power:

49,098,444 (1)(2)
9. Sole Dispositive Power:

—0—
10. Shared Dispositive Power:

49,098,444 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

49,098,444 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

48.4% (3)
14.	Type of Reporting Person:

IN

(1)	Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.
(2)	Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the “Stockholders Agreement”), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust (“Baron”) and Aruze USA, Inc., and as amended by an Amendment to Stockholders Agreement, dated as of November 8, 2006 (the “Amendment”), by and between Mr. Wynn and Aruze USA, Inc.
(3)	The aggregate percentage of the outstanding Common Stock of the Issuer that the Reporting Person beneficially owns is approximately 48.4%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, as amended, the Reporting Person directly beneficially owns approximately 24.2% of the outstanding Common Stock of the Issuer. (See Item 6)

CUSIP No. 983134 10 7

This Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 13, 2002.

ITEM 1. SECURITY AND ISSUER.

Common stock, par value $0.01 per share (the “Common Stock”) of Wynn Resorts, Limited, a Nevada corporation (the “Issuer”), whose executive offices are located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) Aruze USA, Inc. (“Aruze USA”) is a Nevada corporation which has no primary business aside from its investment in the Issuer. Aruze Corp. is a Japanese public corporation principally engaged in the manufacture of pachislot and pachinko machines and video game software. Mr. Kazuo Okada is a Japanese citizen and is the Chairman and controlling shareholder of Aruze Corp. Mr. Okada is also the Vice Chairman of the Board of Directors of the Issuer. The principal business address in the United States for Aruze USA, Aruze Corp. and Mr. Okada (the “Reporting Persons”) is 745 Grier Drive, Las Vegas, Nevada 89119.

(d) During the last five years, none of the parties named in (a)-(c) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties named in (a)-(c) above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Aruze Corp. provided Aruze USA with $72,500,000 in cash to acquire 5,576,923 shares of the Issuer pursuant to that certain Purchase Agreement, dated October 25, 2002 (“Purchase Agreement”), by and between the Issuer and Aruze USA at the price offered to the public in the Issuer’s initial public offering. Aruze USA’s purchase of Common Stock pursuant to the Purchase Agreement was consummated on October 30, 2002.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of Aruze USA’s ownership of Common Stock of the Issuer is primarily for investment. Aruze USA’s position as a principal stockholder of the Issuer, in addition to its rights under the Stockholders Agreement described in Item 6, provides it with considerable influence over the management and policies of the Issuer and it intends to maintain Kazuo Okada’s position as Vice Chairman of the Board of Directors of the Issuer to protect its investment. Aruze USA reserves the right to acquire or dispose of additional shares of Common Stock (or other equity securities or debt securities of the Issuer), depending on market conditions and other factors, and subject to agreements it shares with Mr. Wynn or other parties, and to take any other action it deems necessary or desirable should any event, development or change occur that, in its opinion, could affect its investment in the Issuer. From time to time, the Reporting Persons and Mr. Wynn have discussed the possibility of together acquiring additional shares of Common Stock, and may engage in similar discussions in the future. The Reporting Persons’ decision to acquire or dispose of shares of Common Stock, either alone or in concert with others, would depend on a number of considerations, including the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons may take certain actions described in this paragraph, none of them has decided whether it will do so, and the future plans of the Reporting Persons are subject to change at any time.

In order to permit the possible acquisition of additional shares of Common Stock in the future, one or more of the Reporting Persons intends to file a pre-merger notification with the Antitrust Division of the United States Department of Justice and Federal Trade Commission. In addition, Mr. Wynn and Aruze USA have requested an amendment to the Bylaws of the Issuer to exempt future acquisitions by either of Mr. Wynn or Aruze USA from Nevada’s control share acquisition statute.

Except as qualified by the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(c) On the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Common Stock of the Issuer owned by Aruze USA. Such 24,549,222 shares include 18,972,299 shares of Common Stock of the Issuer which were acquired by Aruze USA from the Issuer as a result of the contribution of its membership interest in Valvino Lamore, LLC, a Nevada limited liability company (“Valvino”), to the Issuer on September 24, 2002. In the contribution, approximately 189.7 shares of Issuer Common Stock were issued to Aruze USA in exchange for each common share of Valvino membership interest contributed. Aruze USA acquired an additional 5,576,923 shares of Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer’s initial public offering.

As a result of entering into the Stockholders Agreement with Stephen A. Wynn (see Item 6), Aruze USA possesses shared power to vote or direct the vote of, and thus beneficially owns, an additional 24,549,222 shares of Common Stock of the Issuer held by Mr. Wynn.

Mr. Wynn is a United States citizen with his business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. To the knowledge of the Reporting Persons, Mr. Wynn directly beneficially owns 24,549,222 shares of Common Stock, or 24.2% of the outstanding Common Stock of the Issuer.

As described in Item 6, under the Stockholders Agreement, Aruze USA and Mr. Wynn have agreed to vote their shares of the Issuer’s Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by the Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA. Aruze USA, Aruze Corp. and Kazuo Okada, on the one hand, and Mr. Wynn, on the other hand, are a “group” under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, because of the voting arrangement with respect to the election of directors under the Stockholders Agreement. Other than the Stockholders Agreement and Amendment described in Item 6, the Reporting Persons and Mr. Wynn do not have any other arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Persons beneficially own, including the shares of Common Stock which the Reporting Persons beneficially own as a result of the Stockholders Agreement, is 48.4%. Excluding the additional shares of Common Stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 24.2% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Schedule 13D/A assume that Issuer had 101,542,972 shares of Common Stock outstanding as of November 2, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed November 9, 2006.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Purchase Agreement

Pursuant to the Purchase Agreement, Aruze USA acquired 5,576,923 shares of the Issuer for $13.00 per share pursuant to the registration statement for the Issuer’s initial public offering, which was the price offered to the public in the Issuer’s initial public offering.

Stockholders Agreement

Pursuant to the Stockholders Agreement, Aruze USA and Mr. Wynn have agreed to vote their shares of the Issuer’s Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.

In addition, under the Stockholders Agreement, the parties to that agreement granted each other a right of first refusal on their respective shares of Common Stock of the Issuer. Under this right of first refusal, if any stockholder party to the Stockholders Agreement wishes to transfer any of his or its shares of Common Stock to anyone other than a permitted transferee, and has a bona fide offer from any person to purchase such shares, the stockholder must first offer the shares to the other parties to the Stockholders Agreement on the same terms and conditions as the bona fide offer. In addition to this right of first refusal, Aruze USA and Mr. Wynn also granted each other and Baron a tag-along right on their respective shares of Common Stock. Under this tag-along right, Aruze USA and Mr. Wynn, before transferring his or its shares of the Issuer to any person other than a permitted transferee, must first allow the other parties to the agreement to participate in such transfer on the same terms and conditions.

The Stockholders Agreement also provides that, upon the institution of a bankruptcy action by or against a party to the Stockholders Agreement, the other parties to the agreement will be given an option to purchase the bankrupt stockholder’s shares of Issuer Common Stock at a price to be agreed upon by the bankrupt stockholder and the other stockholders, or, if a price cannot be agreed upon by such stockholders, at a price equal to the fair market value of the shares. In addition, under the Stockholders Agreement, if there is a direct or indirect change of control of any party to the agreement, other than Baron, the other parties to the agreement have the option to purchase the shares of Common Stock held by the party undergoing the change in control. Under the Stockholders Agreement, a stockholder may assign these options to the Issuer.

On November 8, 2006, pursuant to the Amendment, Mr. Wynn and Aruze USA agreed that neither they nor any of their respective permitted transferees shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of both Mr. Wynn and Aruze USA.

The foregoing description of the Stockholders Agreement and the Amendment is qualified in its entirety by reference to the texts of the actual agreement and related amendment, copies of which are filed as Exhibits 2 and 3 attached hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Aruze USA, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons on November 13, 2002)

2	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (incorporated by reference to Exhibit 10.2 of the Schedule 13D filed by the Reporting Persons on November 13, 2002)

3	Amendment to Stockholders Agreement, dated as of November 8, 2006, between Stephen A. Wynn and Aruze USA, Inc.

4	Joint Filing Agreement, dated as of November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, it certifies that this statement is true, complete and correct.

ARUZE USA, INC.

/s/ Kunihiko Yogo
By:	Kunihiko Yogo
Its:	President

ARUZE CORP.

/s/ Kunihiko Yogo
By:	Kunihiko Yogo
Its:	Chief Executive Officer

KAZUO OKADA

/s/ Kazuo Okada
Kazuo Okada, Individually

Dated: November 11, 2006

EXHIBIT INDEX

Exhibit	Description
1	Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Aruze USA, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons on November 13, 2002)

2	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (incorporated by reference to Exhibit 10.2 of the Schedule 13D filed by the Reporting Persons on November 13, 2002)

3	Amendment to Stockholders Agreement, dated as of November 8, 2006, between Stephen A. Wynn and Aruze USA, Inc.

4	Joint Filing Agreement, dated as of November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada

EXHIBIT 3

AMENDMENT TO STOCKHOLDERS AGREEMENT

This AMENDMENT TO STOCKHOLDERS AGREEMENT (this “Amendment”) is entered into as of November 8, 2006, between Stephen A. Wynn, an individual resident in Nevada (“Wynn”), and Aruze USA, Inc., a Nevada corporation (“Aruze”). This Amendment is intended to reflect the spirit of friendship and cooperation that exists between Wynn and Mr. Kazuo Okada, who is the primary representative of Aruze.

1. Definitions. Capitalized terms not otherwise defined herein shall have respective meanings ascribed to such terms in the Stockholders Agreement, dated April 11, 2002, among Wynn, Aruze and Baron Asset Fund (the “Stockholders Agreement”).

2. Amendment to Stockholders Agreement. Section 2(e) is hereby added to the Stockholders Agreement, and shall read as follows:

“(e) Mutual Restriction on Sale of Shares. Neither Wynn nor Aruze (nor any of their respective Permitted Transferees) shall Transfer, or permit any of their respective Affiliates to Transfer, any Shares Beneficially Owned by such Person without the prior written consent of both Wynn and Aruze.”

3. Authorization. This Amendment has been duly authorized and executed by each of Wynn and Aruze and is a valid and binding agreement of each such party, enforceable against each such party in accordance with its terms.

4. Entire Agreement. This Amendment and the Stockholders Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly modified by this Amendment, the terms and obligations of the Stockholders Agreement remain unchanged and the Stockholders Agreement shall continue in full force and effect.

(Signature Page Follows)

IN WITNESS WHEREOF, each the parties hereto has caused this Amendment to be duly executed on its behalf by its officer thereunto duly authorized, all as of the day and year first above written.

STEPHEN A. WYNN

By	/s/ Stephen A. Wynn

ARUZE USA, INC.

By	/s/ Kunihiko Yogo
Name:	Kunihiko Yogo
Title:	Chief Executive Officer

EXHIBIT 4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D/A (including any and all amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of Wynn Resorts, Limited, and further agree that this Joint Filing Agreement (this “Agreement”) be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on his or her behalf any and all amendments to such Statement. This Agreement is dated as of November 11, 2006.

ARUZE USA, INC.

/s/ Kunihiko Yogo
By:	Kunihiko Yogo
Its:	President

ARUZE CORP.

/s/ Kunihiko Yogo
By:	Kunihiko Yogo
Its:	Chief Executive Officer

KAZUO OKADA

/s/ Kazuo Okada
Kazuo Okada, Individually